Exhibit 99.1

CureVac Announces Financial Results for the First Quarter of 2022 and Provides Business Update

•	Progressing broad vaccine development program in collaboration with GSK, with second-generation candidates in Phase 1 clinical trials for COVID-19 and influenza

o	CureVac eligible to a €10 million milestone payment from GSK for the initiation of the influenza clinical trial

•	Increasing momentum in oncology with access to neoantigen technologies to feed meaningful pipeline of cancer vaccine candidates

o	Partnership with myNEO to develop novel mRNA cancer vaccines leveraging myNEO’s advanced platform for tumor antigen discovery and selection

•	Cash position of €658.2 million as of March 31, 2022, impacted by wind-down costs for first-generation COVID-19 vaccine program

TÜBINGEN, Germany/ BOSTON, USA – May 25, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the first quarter of 2022 and provided a business update.

“In the past quarter, we have leveraged our core competencies in drug development, technology and manufacturing to accelerate the development of our company,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “We expect our clinical studies in COVID-19 and influenza to provide a wealth of clinical data to advance and validate our second-generation mRNA backbone. Preliminary data on safety and tolerability from our influenza trial confirmed an improved side-effect profile of the second-generation mRNA backbone compared to the first-generation. In parallel, we are translating the important insights and findings we have made in the development of mRNA technology to our oncology programs. By partnering with myNEO, we gain access to a sophisticated platform for the discovery of novel neoantigens predicted to elicit strong immune responses for advanced cancer vaccines.”

“Our financial position in the first quarter of 2022 was still impacted by effects related to prior commitments for our first-generation vaccine candidate, CVnCoV. Looking forward, we expect the impact of these commitments to subside over the rest of the year,” said Pierre Kemula, Chief Financial Officer of CureVac. “We have resolved the majority of our past commitments and are now focusing on controlling costs and effectively driving momentum for key programs with a strong focus on our second-generation mRNA backbone in vaccines and oncology as well as on manufacturing.”

Selected Business Updates

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac aims to be at the forefront of delivering second-generation mRNA-based vaccines against a range of relevant infectious diseases and is executing on a broad mRNA vaccine program in collaboration with GSK. The optimized second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in earlier and stronger immune responses compared to CureVac’s first-generation COVID-19 candidate, CVnCoV. Second-generation mRNA-based vaccines are expected to allow for flexible protection against one or more emerging COVID-19 variants and to enable new mRNA vaccines against other infectious diseases, such as influenza, as well as potential combination vaccines against different viruses.

For the fully recruited Phase 1 dose-escalation study for influenza with multivalent candidate, CVSQIV, previously reported preliminary data on safety and tolerability confirmed that the candidate was well tolerated with no serious adverse events or other dose-limiting effects observed at any dose level across the tested range of 3 to 28µg per dose.

For the Phase 1 dose-escalation study for COVID-19 with CV2CoV, recruitment is currently ongoing.

In line with the mRNA development strategy in collaboration with GSK, both companies are also working on chemically modified mRNA technologies with clinical programs for influenza and COVID-19 expected to start later this year.

Oncology

myNEO Collaboration Increases Momentum in Oncology Pipeline

Based on the recent progress in prophylactic vaccines, most notably the second-generation mRNA backbone, CureVac is broadening its foundation in oncology and is preparing to build up a meaningful portfolio of cancer vaccine candidates based on promising new tumor antigens predicted to elicit strong immune responses. A first strategic partnership was established with Belgium-based company myNEO to gain access to their advanced neoantigen discovery and selection platform. Together with myNEO, CureVac aims to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies.

myNEO's state-of-the-art predictive approach analyzes genetic data from tumor as well as normal tissues from multiple sources to identify constantly emerging, novel classes of antigens associated with defined tumor types. Immunogenicity of identified antigens is predicted using proprietary algorithms, machine and deep learning methods and an extensive database containing data on tumor specific mutations. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation allows for the selection of antigens with the highest confidence of success for potential clinical testing.

Partnering with myNEO represents the first step in the targeted expansion of CureVac’s unique mRNA approach for the development of novel cancer vaccines. Taking advantage of recent technology platform advances, CureVac is developing the oncology area based on three strategic pillars. In addition to accessing novel classes of tumor antigens, these pillars include the validation and optimization of CureVac’s mRNA technology regarding strong induction of tumor-killing T cells. The company also plans to add complementary platforms for antigen discovery and improved vaccine design with a focus on efficient T cell activation. CureVac intends to leverage The RNA Printer®, its automated end-to-end solution for smaller-scale, rapid manufacturing of GMP-grade mRNA vaccines and therapeutics.

Financial Update for the First Quarter of 2022

Cash Position

Cash and cash equivalents were €658.2 million as of March 31, 2022, down from €811.5 million as of December 31, 2021. In the first three months of 2022, cash used in operations was mainly allocated to payments in connection with purchases of raw materials and setting CMO contracts as part of the wind-down activities for CureVac’s CVnCoV program. CureVac expects the payments for the CVnCoV commitments to subside over the next quarters.

Revenues

Revenues amounted to €24.4 million for the three months ended March 31, 2022, representing an increase of €14.4 million, or 144%, from €10.0 million for the same period in 2021.

The increase was primarily driven by revenues from the two collaborations with GSK. Over the quarter, CureVac became eligible to a €10 million milestone payment related to the start of the seasonal influenza clinical trial. €4.7 million of this milestone were recognized pro rata as revenue in the first quarter of 2022. For both GSK collaboration agreements, total revenues of €23.7 million were recognized for the three months ended March 31, 2022, compared to €9.1 million in the prior year.

Operating Result

Operating loss amounted to €15.3 million for the three months ended March 31, 2022, representing a decrease of €100.5 million, from €115.8 million for the same period in 2021.

The operating result was affected by several key drivers:

•	Cost of sales increased primarily in relation to write-off of raw material due to a decline in production planning following the transfer to GSK of production capacity CureVac had reserved at a CMO.

•	Research and development expenses decrease was primarily driven by significantly lower research and development costs in alignment with the upcoming closing of the CVnCoV Phase 2b/3 clinical study. The first three months of 2021 were highly impacted by our Phase 2b/3 clinical trial for CVnCoV. As of December 2021, we accrued for all remaining costs related to the CVnCoV clinical trials. During the first quarter, we were able to re-negotiate existing contracts and reverse € 6.8 million of the outstanding provision. Additionally, research and development was positively impacted by a net gain for a change in the contract termination provision resulting primarily in GSK taking over committed capacity at a CMO.

•	Other income was positively impacted by a compensation from GSK amounting to €32.5 million for reimbursement of pre-payments and production set-up activities at a CMO.

Financial Result (Finance Income and Expenses)

Net financial result for the three months ended March 31, 2022, was positive with €0.1 million, down €3.5 million from a gain of €3.6 million for the same periods in 2021 and was mainly driven by foreign exchange gains. These were almost fully offset by negative interest on cash, held in liquid funds to support the wind-down activities for CVnCoV and development and manufacturing activities for CV2CoV. The financial result for the three months ended March 31, 2021, was mainly driven by foreign exchange gains.

Pre-Tax Loss

Pre-tax loss was €15.2 million for the three months ended March 31, 2022, compared to €112.2 million in the same respective period of 2021.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2021 (audited)	March 31, 2022 (unaudited)
Cash and Cash Equivalents	811.5	658.2

	Three months ended March 31,
	2021	2022
(in € millions)	(unaudited)	(unaudited)
Revenue	10.0	24.4
Cost of Sales, Operating Expenses & Other Operating Income	-125.8	-39.7
Operating Result	-115.8	-15.3
Financial Result	3.6	0.1
Pre-Tax Loss	-112.2	-15.2